Deal Highlights


Lynette Yiadom-Boakye
(b. 1977)
View All (2)

Sec.gov

Initial Offering	$393,000
Painting	Victory Sweatsuit II (2008)
Dimensions	51 x 37
Progress	40%

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Artist Overview

47.8% IRR

In April 2024, we sold a smaller Yiadom-Boakye portrait that delivered 47.8% net annualized returns (17% total net) after 144 days held.

Offering Size	$411,000
Sold For	$500,000
Days Held	144
Profit from $10K Investment	$1,700 after all fees

Artnet's "Most Bankable"

Yiadom-Boakye has recently ranked among Artnet's "most bankable" artist in the ultra-contemporary cohort (b. after 1974)

Data Dive Most Bankable Artists

Ultra-Contemporary

	Artist	Life	Lots Sold	Lots Offered
1	Adrian Ghenie	b. 1977	11	13
2	Huang Yuxing	b. 1975	13	20
3	Rashid Johnson	b. 1977	26	30
4	Lynette Yiadom-Boakye	b. 1977	6	6
5	Ayako Rokkaku	b. 1982	81	98

Big Name Collectors

Lynette Yiadom-Boakye is collected by some of the biggest collectors in the art world.

Collectors

- François Pinault
- Alicia Keys & Swizz Beatz
- Fondation Louis Vuitton
- British Council Collectio...

Record Price Growth

36%

Lynette Yiadom-Boakye's market has seen significant growth in recent years, with a 36% Annual Record Price Growth Rate based on data from 2013 to 2025.


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Offering Details

Single Portraits are Important

Yiadom-Boakye is noted for her distinctive compositions, and her full single-figure portraits are among her most popular. With differences in scale and subject, single-figure portraits make up her #4, #5, and #7 record at auction.



Similar Sales Appreciation

19.5%

Each painting is unique, but similar works have seen an appreciation rate of 19.5% from 2014 to 2025.


$1m
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